August 20, 2014

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey P. Riedler, Assistant Director Johnny Gharib, Attorney Joel Parker, Accounting Branch Chief Tabatha Akins, Staff Accountant

Re:	Xenon Pharmaceuticals Inc. Amendment #2 to Draft Registration Statement on Form S-1 Submitted March 19, 2014 CIK No. 0001582313

Ladies and Gentlemen:

On behalf of Xenon Pharmaceuticals Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 9, 2014, relating to the Company’s Amendment #2 to Confidential Draft Registration Statement on Form S-1 (CIK No. 0001582313) submitted to the Commission on March 19, 2014 (the “Registration Statement”).

On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR an amended draft Registration Statement (“Amendment No. 3”), and, for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 3 (against the Registration Statement). Amendment No. 3, as confidentially submitted via EDGAR, is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3, as applicable.

Prospectus Summary

Our Programs

Xenon’s Proprietary Product Candidates, page 4

1.	Please remove the disclosure under the section entitled “Xenon’s Proprietary Product Candidates” on pages 4-5. This disclosure is too preliminary to be highlighted in the prospectus summary and is already appropriately located in the Business section. Alternatively, you may replace this disclosure with a single paragraph summarizing your preclinical proprietary product candidates. If you retain the abbreviated disclosure, please revise the caption to insert the word preclinical.

Securities and Exchange Commission

August 20, 2014

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 5 of Amendment No. 3. The Company respectfully submits that inclusion of the revised preclinical product candidate disclosure in the prospectus summary is helpful to a prospective investor and appropriate. Unlike the development of the Company’s later-stage programs, which development is being funded by the Company’s collaboration partners, the Company’s proposed use of proceeds from the offering includes funding the development activities for these preclinical product candidates. Please refer to page 53 of Amendment No. 3 for the disclosure related to the proposed use of the offering proceeds.

Strategic Alliances, page 104

2.	We note your response to our prior comment 5. For each of the agreements with uniQure, Teva, Genentech and Merck, please explain how the royalty term is calculated, including a summary of any exceptions and variations to the term.

In response to the Staff’s comment, the Company has revised the disclosure on pages 108-111 of Amendment No. 3.

TV-45070: A Small Molecule for the Treatment of Pain

Oral TV-45070 Phase 2 Trial in EM, page 95

3.	We note that you have presented the first four paragraphs of this section two times on pages 95 and 96 of your filing. Please delete the repeated paragraphs from page 96.

In response to the Staff’s comment, the Company has revised the disclosure on page 98 of Amendment No. 3.

Principal Shareholders, page 143

4.	Please revise your principal shareholders table so that it is as of the latest practicable date rather than as of December 31, 2013.

In response to the Staff’s comment, the Company has revised the disclosure on pages 148-150 of Amendment No. 3.

* * * * *

Securities and Exchange Commission

August 20, 2014

Please direct your questions or comments regarding the Company’s responses or Amendment No. 3 to Steven V. Bernard at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Steven V. Bernard

Steven V. Bernard

Enclosures

cc (w/encl.):	Simon Pimstone Xenon Pharmaceuticals Inc.

Charles Kim Cooley LLP

Anthony Lindsay KPMG LLP